FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	VERIZON WIRELESS INTRODUCES THE BLACKBERRY CURVE 8530 SMARTPHONE	3

Document 1

FOR IMMEDIATE RELEASE                                                                           MEDIA CONTACTS:
November 5, 2009                                                                           Brenda Boyd Raney
Verizon Wireless
908.559.7518
Brenda.Raney@verizonwireless.com

Marisa Conway
Brodeur Partners for RIM
212.336.7509
mconway@brodeur.com

RIM Investor Relations
519.888.7465
investor_relations@rim.com

VERIZON WIRELESS INTRODUCES THE BLACKBERRY
CURVE 8530 SMARTPHONE

New Smartphone Features 3G Connectivity, Built-In Wi-Fi and GPS, Touch-Sensitive Trackpad and Dedicated Media Keys

BASKING RIDGE, N.J., and WATERLOO, Ontario – Verizon Wireless and Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today introduced the BlackBerry® Curve™ 8530 smartphone, an exciting new addition to the BlackBerry Curve series of smartphones. The slim BlackBerry Curve 8530 smartphone gives customers access to Verizon Wireless’ 3G network, built-in GPS and Wi-Fi capabilities, as well as easy access to music, games and other mobile apps for entertainment on the go.
Available colors: Black and Smoky Violet
Key features:
•	Easy-to-use, highly tactile, full QWERTY keyboard and touch-sensitive trackpad for reliable, responsive typing and navigation
•	256 MB flash memory and 528 MHz next generation processor for enhanced performance
•	Supports voice-activated dialing and Bluetooth® (version 2.1), with support for hands-free headsets, car kits, stereo headsets and other Bluetooth peripherals

•	3G-enabled (EV-DO)
•	Built-in Wi-Fi (802.11 b/g)
•	GPS with support for location-based applications, including geotagging pictures and Verizon Wireless’ VZ NavigatorSM service
•	2.0 megapixel digital camera with zoom and video recording*
•
Advanced media player for music, pictures and videos, with dedicated media keys and a 3.5 mm stereo headset jack, plus BlackBerry® Media Sync, which makes it easy to quickly sync music from your computer to the smartphone**

•
Access to BlackBerry App World™, featuring a broad and growing catalog of third-party mobile applications developed specifically for BlackBerry® smartphones. Categories include games, entertainment, social networking and sharing, news and weather, productivity and much more

•	Access to e-mail, messaging (IM, SMS, MMS) and popular social networking sites (including Facebook and MySpace)
•	Rich multimedia capabilities, including dedicated media keys smoothly integrated along the top of the handset, giving customers an easy, convenient way to control their music and videos
•
Support for BlackBerry services with access to up to 10 supported e-mail accounts, including most popular ISP e-mail accounts such as Yahoo! ®, Windows Live™ Hotmail®, AOL® and Gmail, and BlackBerry® Enterprise Server support, which provides advanced security and IT administration features for corporate deployments

•	Expandable memory via hot swappable microSD™/SDHC memory card slot, supporting up to 16 GB cards today and expected to support next generation 32 GB cards when available

Pricing and availability:
•
The BlackBerry Curve 8530 smartphone is expected to be available from Verizon Wireless beginning Nov. 20 for $99.99 after a $100 mail-in rebate with a new two-year customer agreement on a voice plan with an Email and Web feature or an Email and Web for BlackBerry plan.  Customers will receive the mail-in rebate in the form of a debit card; upon receipt, customers may use the card as cash anywhere debit cards are accepted.  Data plans for the BlackBerry Curve 8530 smartphone begin at $29.99 when added to any Nationwide voice plan.

•	For information on Verizon Wireless products and services, visit a Verizon Wireless Communications Store, call 1-800-2 JOIN IN or go to www.verizonwireless.com.

* Video recording requires microSD card, sold separately
** Certain music files may not be supported, including files that contain digital rights management technologies

About Verizon Wireless
Verizon Wireless operates the nation’s most reliable and largest wireless voice and 3G data network, serving 89 million customers. Headquartered in Basking Ridge, N.J., with  85,000 employees nationwide, Verizon Wireless is a joint venture of Verizon Communications (NYSE: VZ) and Vodafone (NYSE and LSE: VOD).  For more information, visit www.verizonwireless.com. To preview and request broadcast-quality video footage and high-

resolution stills of Verizon Wireless operations, log on to the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

# # #

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 5, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations